SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]   Annual Report pursuant to Section 15(d) of the Securities Exchange of 1934

For the fiscal year ended December 31, 2001.

OR

[ ]   Transition Report pursuant to Section 15(d) of the Securities Exchange
Act of 1934

For the transition period from _____ to _____

Commission File Number 0-16163

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

> Acxiom Corporation
> Retirement Savings Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

> Acxiom Corporation
> 1 Information Way
> Little Rock, AR 72202

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

Table of Contents

All other schedules are omitted because there is no information to report.

Independent Auditors' Report

The Plan Administrator
Acxiom Corporation Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Acxiom Corporation Retirement Savings Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Dallas, Texas

July 11, 2002

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

As of December 31, 2001 and 2000

		2001	2000
Assets			
Investments, at fair value:			
Acxiom Corporation common stock	$	68,661,909	155,744,946
Other common stock		133,802	—
Mutual funds		90,627,544	91,051,874
Common collective trust		14,513,103	12,992,607
Participant notes receivable		4,294,669	4,195,667
Total investments		178,231,027	263,985,094
Cash		2,339	4,081
Escrow receivable (note 7)		102,060	227,473
Net assets available for benefits	$	178,335,426	264,216,648

See accompanying notes to financial statements.

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2001

Additions to net assets attributed to:
    Investment income:

Dividends	$	3,701,523
Interest		427,211
		4,128,734

Contributions:

Participants		15,415,228
Employer, net of $871,180 of forfeitures		4,384,378
		19,799,606
Total additions		23,928,340

Deductions from net assets attributed to:

Net depreciation in fair value of investments (note 3)	$	(90,003,486)
Net depreciation in fair value of escrow receivable (note 7)		(125,413)
Distribution of benefits		(19,680,663)
Total deductions		(109,809,562)

Net decrease   (85,881,222)

Net assets available for benefits:

Beginning of year   264,216,648

End of year $ 178,335,426

See accompanying notes to financial statements.

(1) Plan Description

The following description of the Acxiom Corporation Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan covering substantially all employees of Acxiom Corporation and its domestic subsidiaries ("Acxiom", the "Company" or "Employer"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

(b) Contributions

The Plan includes a 401(k) provision whereby each non-highly compensated participant may defer up to 30% of annual compensation (22% prior to May 1, 2001), not to exceed limits determined under Section 415(c) of the Internal Revenue Code (the "IRC"). Deferrals for highly compensated participants are limited to meet nondiscrimination requirements of the IRC and are currently limited to 6% of annual compensation.

The Plan requires the Company to make a matching contribution equal to 50% of the amount of each participant's deferred compensation up to 6% of total compensation (maximum matching contribution is 3% of total compensation). The Plan also allows the Company to make a discretionary contribution as determined by the Board of Directors.

Participant contributions to the Plan are invested as directed by participants into various investment options. The Company's matching contributions are made with Acxiom common stock, and are recorded based on the fair value of the common stock at the date contributed. During the year ended December 31, 2001, the Company contributed 338,789 shares of Acxiom common stock.

All fees for attorneys, accountants and Plan administration have been paid by the Company during the year ended December 31, 2001. The Company may continue to pay these fees in the future, if it so chooses; otherwise, fees will be paid out of the trust fund for the Plan.

(c) Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's matching contribution and discretionary contributions, if any, and is adjusted for investment income/losses. Allocations of contributions are made according to formulas specified in the Plan agreement based on participant compensation or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(Continued)

(d) Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loans are repayable through payroll deductions ranging up to five years unless the loan is for the purchase of a primary residence, in which case the loan can be repaid over ten years. The loans are secured by the balance in the participant's account and bear interest at the prime rate in effect at the date of the loan plus 2% (6.75% and 9.5% at December 31, 2001 and 2000, respectively). The interest rate on outstanding participant loans at December 31, 2001 ranges from 7.0% to 11.5%.

(e) Vesting

Participants are immediately vested in their voluntary contributions and the earnings thereon. Participants are vested in the remainder of their accounts based on years of service, whereby partial vesting occurs in 20% increments beginning after two years of service until participants become fully vested after six years of service. If applicable, nonvested portions of Company contributions are forfeited as of an employee's termination date and are used to reduce future Company matching contributions.

At December 31, 2001 and 2000, forfeited nonvested accounts totaled $197,536 and $537,964, respectively. These accounts will be used to reduce future Employer contributions. During 2001, $530,107 of participants' accounts were forfeited and Employer contributions were reduced by $871,180 from forfeited nonvested accounts.

(f) Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in any of eighteen mutual funds and one common collective trust currently offered by T. Rowe Price Investment Services, Inc. ("T. Rowe Price"). In addition, beginning in 2001, participants have the option to open a self-directed brokerage account with T. Rowe Price in order to invest in numerous other stocks, bonds, and mutual funds. Effective, May 1, 2001, the Plan was amended to make Acxiom common stock an investment option for employee contributions. For the year ended December 31, 2001, employee contributions to the Acxiom common stock fund were approximately $53,000.

(g) Withdrawals and Payment of Benefits

Benefits paid upon retirement, death or disability are made in the form of a lump sum payment of cash or common stock of the Company. If a participant receives benefits prior to retirement, death or disability, the benefits paid from the participant's Employer contribution account shall not exceed the participant's vested balance therein.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(Continued)

(b)   Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

(c)   Investment Valuation and Income Recognition

The Plan provides for investments in various investments and investment securities that, in general, are exposed to various risks, such as interest rates, credit and overall market volatility. Due to the level of risk associated with certain investment securities, changes can materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

The Plan's investments are stated at fair value, based upon quoted market prices, except for participant notes receivable which are stated at unpaid principal balance which approximates fair value. Purchases and sales of securities and related income are recorded on a trade-date basis.

(d)   Payment of Benefits

Benefits are recorded when paid.

(Continued)

(3) Investments

The fair value of the individual investments held by the Plan are as follows (investments that represent 5% or more of the Plan's net assets are separately identified):

	2001		2000	
	Number of shares or units	Fair value	Number of shares or units	Fair value
Acxiom common stock	3,930,275	$ 68,661,909	3,999,870	$ 155,744,946
Other common stock		133,802		-
Mutual funds:				
T. Rowe Price Equity Income Fund	655,292	15,497,655	592,339	14,613,011
T. Rowe Price Balanced Fund	902,127	15,778,205	949,260	18,197,307
T. Rowe Price Growth Stock Fund	652,194	15,770,063	618,770	16,830,537
T. Rowe Price Mid-Cap Growth Fund	295,690	11,650,174	268,702	10,691,653
Other funds		31,931,447		30,719,366
Total mutual funds		90,627,544		91,051,874
Common collective trust – T. Rowe Price Stable Value Fund	14,513,103	14,513,103	12,992,607	12,992,607
Participant notes receivable (7.0% - 11.5%)		4,294,669		4,195,667
Total investments		$ 178,231,027		$ 263,985,094

During 2001, the Plan's investments (including investments bought, sold, and held during the year) depreciated in value as follows:

Acxiom common stock	$	(84,217,861)
Other common stock		(9,241)
Mutual funds		(5,776,384)
	$	(90,003,486)

(4) Plan Administration

The Plan is administered by the Company. During 2001 and 2000, participant records and assets have been maintained by T. Rowe Price Trust Company as recordkeeper and trustee.

(5) Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 27, 1996, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter, and the Company has requested an updated determination letter. The Plan administrator and the Plan's tax counsel

(Continued)

7

believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

(6) Parties-In-Interest

All investment transactions were executed with T. Rowe Price Trust Company, the Plan trustee and recordkeeper. Accordingly, all investment transactions during the respective years were with a party-in-interest.

(7) Escrow Receivable

The purchase price of Computer Graphics of Arizona, Inc. (CGA), which was acquired by the Company in 1999, has not been finalized. The contingent portion of the purchase price is being held in escrow. As of December 31, 2001 and 2000, 5,842 shares of Acxiom common stock related to the Plan was in the escrow account. These shares are scheduled to be released in 2002 if purchase contingencies are met. These shares resulted in escrow receivable with a fair market value of $102,060 and $227,473 at December 31, 2001 and 2000, respectively.

(8) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon complete discontinuance of contributions, termination or partial termination of the Plan, participants will become 100% vested in their accounts, in which event the value of such accounts shall be distributed as provided in the Plan.

(9) Reconciliation to Form 5500

As discussed in Note 7, at December 31, 2001 and 2000, there is an escrow receivable in the amount of $102,060 and $227,473, respectively, related to the 1999 acquisition of CGA. At December 31, 2001 and 2000, these amounts are reflected in the Statement of Net Assets Available for Benefits but are not reflected in the 2001 and 2000 Form 5500.

Participant-directed brokerage accounts are reported in the aggregate on Form 5500 but are classified according to investment type in the Statement of Net Assets Available for Benefits. As of December 31, 2001, participant-directed brokerage accounts included $293,255 of mutual fund investments and $133,802 of common stock investments.

(10) Subsequent Event

Effective June 1, 2002, the Plan was amended to allow participants to reinvest all or a portion of their vested employer contribution balance in investment options other than the Acxiom common stock fund.

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN AND TRUST

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2001

Issuer or Borrower	Description	Shares	Current Value
* Acxiom Corporation	Common stock	3,930,275	$ 68,661,909
* T. Rowe Price	Mutual Funds:		
	Franklin Small-Mid Cap Growth	925	28,824
	American Growth Fund of America	19,598	464,665
	Strong Common Stock Fund	5,552	109,815
	BGI Lifepath Income	26,761	286,080
	BGI Lifepath 2010	3,454	41,589
	BGI Lifepath 2020	3,511	48,561
	BGI Lifepath 2030	3,443	48,413
	BGI Lifepath 2040	2,198	33,448
	International Stock Fund	355,947	3,911,861
	Growth Stock Fund	652,194	15,770,063
	New Horizons Fund	250,317	5,664,671
	Small-Cap Value Fund	315,836	7,156,841
	Equity Index 500 Fund	95,464	2,943,192
	Mid-Cap Growth Fund	295,690	11,650,174
	Balanced Fund	902,127	15,778,205
	Equity Income Fund	655,292	15,497,655
	Spectrum Income Fund	597,062	6,328,854
	Spectrum Growth Fund	324,902	4,571,378
	Total mutual funds		90,334,289
* T. Rowe Price	Stable Value Fund	14,513,103	14,513,103
* T. Rowe Price	Participant-directed brokerage accounts		427,057
* Participant notes receivable, 7.0% - 11.5%			4,294,669
	Total investments		$ 178,231,027

* Indicates a party-in-interest

See accompanying independent auditors' report.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, Acxiom Corporation has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Acxiom Corporation
As Sponsor and Administrator of the
Retirement Savings Plan

Date: July 12, 2002   By:___/s/ Jefferson D. Stalnaker_____
                                         Jefferson D. Stalnaker
                                         Financial Operations Leader

EXHIBIT INDEX

Exhibit 23.1	Consent of KPMG LLP

EXHIBIT 23.1

Independent Auditors' Consent

The Plan Administrator
Acxiom Corporation Retirement Savings Plan:

We consent to incorporation by reference in registration statements Nos. 333-72009, 333-81211, 333-49740, 333-55814, and 333-88376 on Form S-3 and Nos. 33-17115, 33-37610, 33-42351, 333-72310, 33-72312, 33-63423, 333-03391, 333-40114, 333-57470 and 333-68620 on Form S-8 of Acxiom Corporation of our report dated July 11, 2002, with respect to the statements of net assets available for benefits of Acxiom Corporation Retirement Savings Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001, and the related supplemental schedule, which report appears in the December 31, 2001 annual report on Form 11-K of Acxiom Corporation Retirement Savings Plan.

/s/ KPMG LLP

Dallas, Texas
July 11, 2002